FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

SUPPL

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

[redacted]

08004683

SEC Mail Processing
Section

AUG 26 2008

Washington, DC
111

August 18, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital and Idaho Conservation League Reach Agreement on Conservation program". It was officially released on August 18, 2008 at 1:00 pm.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

PROCESSED
SEP 04 2008
THOMSON REUTERS

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

www.wildidaho.org

Idaho Conservation League
PO Box 844, Boise, ID 83701
208.345.6933

FORMATION

Formation Capital and Idaho Conservation League Reach Agreement on Conservation Program

Mining company and conservation group announce agreement to further protect natural resources in Idaho's Lemhi and Custer Counties

For immediate release
August 18, 2008

Boise, ID –**Formation Capital Corporation** (the "Company") and the **Idaho Conservation League** today announced they are partnering in a unique effort to further protect native fisheries, wildlife and water quality in the Upper Salmon River.

The US Salmon-Challis National Forest Service (the "Forest Service") recently approved Formation's Idaho Cobalt Project located 22 miles west of Salmon, ID. The Idaho Cobalt Project (the "Project") is a proposed underground cobalt mine with a surface impact of 135 acres. The Project is adjacent to the old Blackbird Mine Site, an impacted area undergoing restoration. The historical mining methods used at the site are no longer used today. Cobalt is required for critical and environmental applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid and fuel cell technologies and batteries used in hybrid and electric vehicles.

"Instead of appealing the proposed mine, the Idaho Conservation League believes it can accomplish more to further protect Idaho's water, fish and wildlife by working with Formation Capital," said Rick Johnson, Executive Director of the Idaho Conservation League. He added, "While all mines pose considerable environmental challenges, Formation Capital is taking additional solid steps forward with the Idaho Cobalt Project beyond the minimum requirements of the various federal and state regulatory agencies charged with protecting the public interest. Formation will maintain an active relationship with the Idaho Conservation League to closely monitor the Idaho Cobalt Project progress and to fund this unique Conservation Action Program which will further benefit Idaho fish, wildlife and local communities. As such, the Idaho Conservation League is not challenging the Forest Service's Record of Decision or the Environmental Impact Statement."

"Formation Capital is pleased to join with the Idaho Conservation League in announcing the creation of the Conservation Action Program to implement projects which will further enhance and improve natural resource, environmental and wildlife resources and values in the Upper Salmon River watershed. As a sign of our commitment to protecting the environment, Formation Capital will fund this program with an initial $150,000 this year and fund the program each year thereafter per this agreement" stated Mari-Ann Green, CEO of Formation Capital. "These projects are in addition to mitigation measures and other regulatory requirements applicable to the Idaho Cobalt Project under federal or state law. In addition, Formation Capital has committed to funding a water treatment facility in the event that water treatment is needed to meet water quality standards after mine closure," she added.

"Aside from the fact that cobalt is strategically important, it is also a metal with many green applications and we have done everything we can to assure the people of Idaho that this project will be done in the most environmentally compatible manner possible. Thus, in our view, it is a true "green" mining project," she concluded.

Representatives of the Idaho Conservation League and the Company will meet annually, each October, starting this fall, to solicit proposals from agencies and organizations with an interest in restoration projects in Lemhi and Custer Counties. These entities may include the Office of Species Conservation, Idaho Department of Fish and Game, US Forest Service, BLM, US Fish Wildlife Service, NOAA Fisheries, the Shoshone Bannock Tribes, and the Nez Perce Tribe.

All the funds will be used to implement on-the-ground projects, which may include improving fish passages for salmon and steelhead, reducing sedimentation into streams and restoring streamside habitat. Special consideration shall be given to proposals that will employ residents of Lemhi and Custer Counties as well as members of the Shoshone Bannock or Nez Perce Tribes.

(cont...)

Preston Rufe, Environmental Manager for the Idaho Cobalt Project, said, "We believe that a close relationship with the Idaho Conservation League and other local community organizations will enhance natural resource values. I am extremely pleased we have been able to reach this point."

Both organization's executives praised the behind-the-scenes role played by former four-term Idaho Governor Cecil D. Andrus, a member of Formation's Board of Directors and also a staunch supporter of the Idaho Conservation League's role in Idaho public affairs, in urging the organizations to work together to resolve differences and to focus on common interests to the ultimate benefit of the people of Idaho.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO. The Idaho Conservation League, founded in 1973, is Idaho's largest statewide conservation organization with a mission to preserve Idaho's clean water, wilderness, and quality of life.

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For further information please contact:

Mari-Ann Green
Formation Capital Corporation,
(604) 682-6229

Rick Johnson
Idaho Conservation League
(208) 345-6933 x 19

END